UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On January 19, 2007, Juniper Content Corporation, (formerly Juniper Partners Acquisition Corp, Inc.) (‘‘Juniper’’), acquired all of the outstanding capital stock of Firestone Communications, Inc. (‘‘Firestone’’) which resulted in Firestone becoming a wholly owned subsidiary of Juniper (the ‘‘Merger’’) pursuant to the Agreement and Plan of Merger dated August 15, 2006 (‘‘Merger Agreement’’), among Juniper, and Firestone and certain stockholders of Firestone. At the closing of the Merger, Firestone’s stockholders were issued an aggregate of 2,676,127 shares of Juniper common stock, 125,000 Class W Warrants to purchase 125,000 shares of Juniper common stock and 125,000 Class Z Warrants to purchase to 125,000 shares of Juniper common stock.

Juniper was required to submit and obtain approval for the Merger from its Class B common stockholders. The information presented to the Class B stockholders was set forth in Juniper’s Definitive Proxy Statement filed with the SEC on December 27, 2006. On January 19, 2007, Class B stockholders owning more than 50% of the Company’s Class B common stock voted in favor of the Merger while 16.7% of Class B stockholders voted against the Merger. Accordingly the Merger was approved and completed.

The following unaudited pro forma condensed consolidated balance sheet combines the historical balance sheets of Firestone and Juniper as of December 31, 2006, giving effect to the Merger as if it had been consummated on December 31, 2006. The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2006 combines the statements of operations of Firestone and Juniper for the year ended December 31, 2006, giving effect to the merger as if it had occurred at the beginning of the periods presented. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the Merger, are factually supportable and are expected to have a continuing impact on the combined results.

We are providing the following information to aid you in your analysis of the financial aspects of the Merger. We derived the pro forma information for the year ended December 31, 2006 from the audited financial statements of Firestone for the year ended December 31, 2006 and from the audited financial statements of Juniper for the year ended December 31, 2006. This information should be read together with Firestone’s and Juniper’s December 31, 2006 audited financial statements and related notes, ‘‘Firestone Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ Juniper’s ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and other financial information included elsewhere in this Form 10-K.

The unaudited pro forma condensed consolidated information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed consolidated financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. Firestone and Juniper have not had any historical relationships prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities among the companies.

Juniper acquired Firestone by purchasing all the issued and outstanding stock of Firestone from its shareholders in exchange for consideration consisting of 2,676,127 shares of Juniper common stock, 125,000 Class W Warrants to purchase 125,000 shares of Juniper common stock and 125,000 Class Z Warrants to purchase to 125,000 shares of Juniper common stock. After giving effect to the merger Juniper stockholders own approximately 52.4% of the issued and outstanding common stock of the combined company. Contingent consideration may be issued to Firestone shareholders based on the achievement of certain future milestones with Firestone stockholders being entitled to receive Juniper Class W and Class Z warrants to purchase up to an aggregate of 2,000,000 shares of Juniper common stock, exercisable at $5.00 per share, based upon Firestone attaining the following specified revenue and subscriber targets in the years 2007 and 2008.

Year	Subscriber Target	Warrants
2007	3,500,000	500,000
2008	4,500,000	500,000

Year	Revenue Target	Warrants
2007	$20,000,000	500,000
2008	$30,000,000	500,000

Assuming achievement of all target milestones by Firestone and subsequent exercise of all outstanding warrants and other potentially dilutive securities by Firestone and Juniper stockholders (including former Firestone stockholders), the former the Firestone stockholders would then own approximately 31.8% of the then issued and outstanding common stock of the combined company.

The Merger has been accounted for as a business combination with Juniper as the accounting acquirer. The determination of Juniper as the accounting acquirer has been made based on an evaluation of the relevant factors and circumstances of the Merger, including among other factors that Juniper stockholders own approximately 52.4% of the combined company upon consummation of the Merger, that Juniper nominees control the board or Directors upon consummation of the Merger, that certain members of Juniper’s board of directors prior to the Merger will continue to serve on the board of directors and as members of management, including as chairman of the board and chief executive officer, of the combined company after the Merger and that those members of Juniper’s board of directors have experience in management and executive positions of media and entertainment companies. Under the purchase method of accounting, the assets and liabilities of Firestone acquired by Juniper are recorded as of the Merger date at their respective fair values and added to those of Juniper.

In accordance with SFAS No. 141, the purchase price for the acquisition was determined based on the average of the closing prices of Juniper’s common stock, Class W warrants and Class Z warrants issued in exchange for the issued and outstanding shares of Firestone for the period from two days prior to two days subsequent to the date the terms of the Merger were agreed to and announced. On this basis, the estimated purchase price for the acquisition is $8,211,750, which amount has been used in the preparation of the unaudited pro forma condensed consolidated financial statements.

The allocation of the purchase price including the evaluation and computation of deferred taxes, if any, resulting from the Merger reflected in the unaudited pro forma condensed consolidated financial statements is preliminary and subject to change based on finalization of Juniper’s valuation of the acquired assets and liabilities of Firestone. The pro forma information presented, for the purchase price allocation, is based on preliminary estimates of the fair values of assets acquired and liabilities assumed in connection with the Merger. These preliminary estimates are based on available information and certain assumptions management considers reasonable and may be revised as additional information becomes available. These preliminary valuation estimates were derived by management and are reflected in the fair values in these unaudited pro forma condensed consolidated financial statements. The final purchase price allocation for the Merger will be dependent upon the finalization of asset and liability valuations, which may depend in part on prevailing market rates and conditions. A final determination of these fair values will include assistance provided by an independent appraiser. The final valuations will be based on the actual net tangible and intangible assets that existed as of January 19, 2007. Any final adjustments may change the allocations of purchase price, which could affect the fair value assigned to the assets acquired and liabilities assumed and could result in a material change to the unaudited pro forma condensed consolidated financial statements, including recording goodwill.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2006

	Firestone	Juniper	Pro Forma Adjustments		Combined
Assets
Current Assets:
Cash and cash equivalents	$5,562	$75,501	15,452,091	(b)
			(2,588,318	)(g)
			(1,063,398	)(c)	$11,881,438
U.S. Government Securities held in Trust Fund	—	15,452,091	(15,452,091	)(b)	—
Accounts receivable, net	197,160	—			197,160
Prepaid expenses	8,616	3,705			12,321
Programming rights	104,071	—			104,071
Total current assets	315,409	15,531,297			12,094,990
Deferred acquisition costs	—	978,209	(978,209	)(c),(f)	—
Fixed assets, net	1,820,879	—	1,012,781	(d)	2,833,660
Other assets	61,690	—			61,690
Intangible Assets, aubject to amortization	—	—	8,902,521	(d)	8,902,521
Goodwill	—	—	6,611,750	(c)
			1,500,000	(c)
			(8,902,521	)(d)
			(1,012,781	)(d)
			3,252,583	(e)	1,449,031
Total assets	$2,197,978	$16,509,506			$25,441,892
Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable and other accrued expenses	$1,363,647	$46,623			$1,410,270
Accounts payable, related party	223,314	—			223,314
Accrued acquisition costs	—	541,607	(541,607	)(c),(f)	—
Deferred revenues	40,765	—			40,765
Programming obligations	128,835	—			128,835
Line of credit	694,000	—			694,000
Current portion of long-term debt	100,000	—	(100,000	)(a)	—
Current portion of long-term debt – related party	1,586,833	—	(1,586,833	)(a)	—
Current portion of mandatorily redeemable preferred stock	1,760,483	—	(1,760,483	)(a)	—
Income taxes payable	—	51,083			51,083
Total current liabilities	5,897,877	639,313			2,548,267
Non-Current Liabilities
Long-term debt – related party	865,885	—	2,134,115	(a)	3,000,000
Mandatorily redeemable preferred stock	1,080,000	—	(1,080,000	)(a)	—
	1,945,885	—			3,000,000
Common stock, subject to possible conversion	—	3,088,873	(500,555	)(g)
			(2,588,318	)(g)	—
Stockholders’ (Deficit) Equity:
Preferred stock	1,575,500	—	(1,575,500	)(e)	—
Common stock	5,620	55	267	(c)
			(5,620	)(e)
			240	(g)	562
Common stock, Class B	—	288	(288	)(g)	—
Additional paid-in capital	2,685,681	12,596,457	2,393,201	(a)
			500,603	(g)
			6,611,483	(c)
			(2,393,201	)(e)
			(2,685,681	)(e)	19,708,543
Retained earnings (accumulated deficit)	(9,912,585)	179,431	9,912,585	(e)	179,431
Accumulated other comprehensive income	—	5,089			5,089
Total stockholders’ (deficit) equity	(5,645,784)	12,781,320			19,893,625
Total liabilities and stockholders’ equity	$2,197,978	$16,509,506			$25,441,892

See Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2006

The unaudited condensed consolidated pro forma balance sheet combines the balance sheets of Firestone and Juniper as of December 31, 2006 assuming that the Merger had been completed as of December 31, 2006. The historical balance sheets used in the preparation of the pro forma financial statements have been derived from Firestone’s and Juniper’s audited financial statements as of December 31, 2006.

Pro forma adjustments are necessary to record the accounting for the Merger, including a preliminary allocation of purchase price to the estimated fair values of assets and liabilities acquired. No pro forma adjustments were required to conform Firestone’s accounting policies to Juniper’s accounting policies. Descriptions of the adjustments included in the unaudited pro forma condensed consolidated balance sheet are as follows:

(a)    To convert all outstanding Firestone redeemable preferred stock and long-term debt into equity at the time of the merger, in accordance with the terms of the merger, other than $3 million of debt that pursuant to the merger agreement is permitted to remain as of the closing date of the merger. The $3,000,000 of permitted debt bears interest at a rate of 5% per annum, is payable in quarterly installments over a four-year period commencing on January 1, 2009 and is non-recourse to ‘‘Sorpresa Assets’’, as defined.

(b)    Reflects the release of Juniper’s restricted cash held in trust and the transfer of the balance to cash and cash equivalents.

(c)    Purchase price:    Gives effect to (i) (A) the issuance of 2,676,127 shares of Juniper common stock and (B) 250,000 Warrants in exchange for 100% of the equity of Firestone and (ii) the payment of $1,500,000 of estimated acquisition costs less acquisition costs paid prior to consummation of the Merger.

The total estimated purchase price of $8,111,750 represents the sum of (i) $6,529,750 representing the 2,676,127 shares of common stock, $0.0001 par value, to be issued to the former stockholders of Firestone (based on the average closing market price of Juniper’s common stock, for a period of two days prior and two days subsequent to August 16, 2006, the date of the announcement of the purchase agreement with Firestone, or approximately $2.44 per common share) (ii) $82,000 representing the 125,000 Class W warrants and 125,000 Class Z warrants issued to the former preferred stockholders of Firestone (or approximately $0.33 per Class W warrant and approximately $0.33 per Class Z warrant based on the average price of each of Juniper’s Class W and Class Z warrants for a period of two days prior and two days subsequent to August 16, 2006) and (iii) estimated acquisition costs of approximately $1,500,000 (including a $400,000 advisory fee payable to our investment banking firm) directly attributable to the Merger, of which $436,600 have been incurred and paid as of December 31, 2006. In addition, the merger agreement also provides that Firestone’s stockholders will receive up to an additional 1,000,000 Class W warrants and 1,000,000 Class Z warrants, if certain revenue and subscriber targets are attained in future periods. Such consideration, if any, will be included in the purchase price upon resolution of the contingencies. As of December 31, 2006, the value of such contingent consideration was approximately $680,000.

The components of the estimated purchase price are summarized as follows:

Common Stock	$6,529,750
Warrants	82,000
Estimated acquisitions costs	1,500,000
Total	$8,111,750

In accordance with Statement of Financial Accounting Standards, (‘‘SFAS’’), No. 141 ‘‘Business Combination’’, under the purchase method of accounting, the total estimated purchase price for Firestone is allocated to Firestone’s net tangible and intangible assets based on their estimated fair values as of the date of the completion of the purchase. The estimated purchase price included on the accompanying unaudited pro forma condensed consolidated balance sheet is based on the preliminary allocation of purchase price to the estimated fair values of assets and liabilities acquired, and subject to material changes upon receipt of the final valuation as described in the introduction to these unaudited pro forma condensed consolidated financial statements.

The preliminary estimate of the purchase price allocation, including recognition of goodwill, is as follows:

Firestone
Current assets acquired	$315,409
Property and equipment, net	2,833,660
Other noncurrent assets	61,690
Intangible assets	8,902,521
Goodwill	1,449,031
Assumed long-term debt	(3,000,000)
Line of credit	(694,000)
Current liabilities less current portion of debt	(1,756,561)
Total	$8,111,750

Goodwill is calculated as the difference between tangible and intangible net assets (liabilities) acquired and the estimated purchase price.

In accordance with SFAS No. 142, ‘‘Goodwill and Other Intangible Assets,’’ goodwill and intangible assets with indefinite lives resulting from business combinations completed subsequent to June 30, 2001 are not amortized but instead are tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of Juniper determines that the value of goodwill or intangible assets with indefinite lives has become impaired, Juniper will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

(d)    Reflects adjustment needed to record certain assets acquired as part of the Merger at their estimated fair values. The assets and estimated values have been based on a preliminary purchase price allocation performed based on management’s best estimate. The purchase price allocation and identified intangible assets may change upon our receipt of more detailed information and finalization of the purchase price allocation for the Merger, and such changes as may be significant.

These adjustments to assets consist of the following:

	Firestone	Estimated Life
Broadcasting equipment	$1,012,781	7 Years
Customers / Subscribers	8,902,521	5 Years
Total	$9,915,302

(e)    Reflects the elimination of Firestone’s historical stockholders’ equity account and the resulting adjustment to purchase price in excess of the net assets acquired.

(f)    Reflects the elimination of deferred acquisition costs and accrued acquisition costs of Juniper as of December 31, 2006.

(g)     Reflects the reclassification of the conversion value of the Juniper’s Class B common stock subject to conversion to Stockholders’ equity (deficit) less the payment of cash to the dissenting Juniper public stockholders as consideration for the return and cancellation of their shares of common stock (481,100 shares x $5.38 = $2,588,318)

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

	Firestone	Juniper	Pro Forma Adjustments		Combined
Net sales	$2,399,267	$—			$2,399,267
Cost of sales	2,423,507	—			2,423,507
Gross profit (loss)	(24,240)	—			(24,240)
Operating Expenses:
General and administrative	2,439,446	469,269	630,300	(i)
			228,000	(j)
			1,780,504	(k)
			144,683	(k)	5,692,202
Advertising	22,340	—			22,340
Total expenses	2,461,786	469,269			5,714,542
Loss from operations	(2,486,026)	(469,269)			(5,738,782)
Other Income (Expense):
Interest expense	(401,958)	—	194,703	(l)	(207,255)
Interest income	—	719,539	(120,935	)(m)	598,604
Other income, net	297,759	—			297,759
Total other income (expense)	(104,199)	719,539			689,108
Income (loss) before provision for income taxes	(2,590,225)	250,270			(5,049,674)
Provision for income taxes	—	86,000			86,000
Net income (loss)	(2,590,225)	164,270			(5,135,674)
Accretion of Trust Fund relating to common stock subject to possible conversion	—	(140,963)	140,963	(n)	—
Net loss attributable to common stockholders	$(2,590,225)	$23,307			$(5,135,674)
Weighted average Class B common shares outstanding subject to possible conversion
Basic		574,713
Diluted		574,713
Net income per Class B common share subject to possible conversion, basic and diluted
Basic		$(0.25)
Diluted		$(0.25)
Weighted average number of shares outstanding:
Basic		2,848,387			5,618,127 (o)
Diluted		2,848,387			5,618,127 (p)
Net (loss) income per common share
Basic		$0.01			$(0.91)
Diluted		$0.01			$(0.91)

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2006 combines the statement of operations of Firestone for the year ended December 31, 2006 and the statement of operations of Juniper for the year ended December 31, 2006, assuming that the Merger occurred at the beginning of the periods presented. The historical statements of operations for the year ended December 31, 2006 for Firestone and Juniper have been derived from the companies’ respective audited statements of operations for such periods.

Certain reclassifications have been made to conform Juniper’s and Firestone’s historical amounts. The pro forma consolidated provision (benefit) for income taxes does not reflect the amounts that would have resulted had Juniper and Firestone filed consolidated income tax returns during the periods presented.

Descriptions of the adjustments included in the unaudited pro forma condensed consolidated statements of operations are as follows:

(i)	Reflects additional compensation expense associated with increased annual base salaries expected to be provided to certain officers in connection with employment agreements effective as of the consummation of the Merger.

(j)	Reflects share-based compensation expense associated with stock option grants expected to be made to certain officers in connection with employment agreements effective as of the consummation of the Merger (500,000 options to purchase common stock at an exercise price of $3.80 per share with estimated fair values ranging from $1.62 to $1.68 per share, all of which are expected will vest over 3 years).

(k)	Reflects adjustment to depreciation and amortization expense using the straight-line method resulting from estimated fair value adjustments to broadcasting equipment and intangible assets as a result of the merger as described in (d).

(l)	Reflects a decrease in interest expense due to the conversion of long-term debt and mandatorily redeemable preferred stock to equity and assuming $3,000,000 of long-term debt remains outstanding at an interest rate per annum of 5% as described in (a) and $694,000 remains outstanding on the Firestone line of credit with a bank at a rate per annum of 8.25%.

(m)	Reflects the reduction in interest income as a result of the assumed reduction in cash as a result of the 481,100 Juniper shares converted as described in (h).

(n)	Reflects elimination of the accretion of Trust Fund relating to common stock subject to possible conversion.

(o)	Reflects 3,423,100 shares of Juniper outstanding before the merger plus 2,676,127 shares issued to Firestone shareholders upon consummation of the Merger, less the 481,100 Juniper shares converted as described in (h).

(p)	Reflects 3,423,100 shares of Juniper outstanding before the merger plus 2,676,127 shares issued to Firestone shareholders upon consummation of the Merger, less the 481,100 Juniper shares converted as described in (h), plus the effect of 8,390,000 of Juniper outstanding warrants and options after the Merger on weighted average shares outstanding. Warrants and options have no impact on diluted pro forma loss per share since the exercise price of such securities is in excess of the average market price of Juniper common stock during the periods presented.